UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                             .

Commission File No.  001-31970

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRW Automotive 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRW Automotive Holdings Corp.

12001 Tech Center Drive

Livonia, Michigan 48150

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

TRW Automotive 401(k) Savings Plan

As of December 31, 2013 and 2012, and for the

Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

TRW Automotive 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2013 and 2012, and for the
Year Ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Administrative Committee of the

TRW Automotive 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of TRW Automotive 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 27, 2014

TRW Automotive 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Notes receivable from participants	$10,478,473	$10,332,393
Employer contribution receivable	505,747	582,399
Other receivables	95,495	620,049
Total receivables	11,079,715	11,534,841

Interest-bearing cash	1,843	1,326
Mutual funds	493,220,584	354,339,456
Common/collective trust fund	53,414,651	47,255,688
TRW Common Stock Fund	149,285,041	130,509,361
Total investments	695,922,119	532,105,831
Total assets reflecting investments at fair value	707,001,834	543,640,672

Liabilities
Excess contributions payable	(78,664)	(60,786)
Total liabilities	(78,664)	(60,786)

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(751,886)	(1,281,560)
Net assets available for benefits	$706,171,284	$542,298,326

See accompanying notes to financial statements.

TRW Automotive 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Interest and dividends	$18,310,123
Interest income on notes receivable from participants	439,632
Employer contributions	22,126,092
Employee contributions	31,541,238
Employee rollovers	27,257,899
Total additions	99,674,984

Deductions
Benefit payments	(44,830,918)
Administrative expenses	(289,920)
Total deductions	(45,120,838)
Net realized and unrealized appreciation in fair value of investments	109,318,812

Net increase	163,872,958
Net assets available for benefits at beginning of year	542,298,326
Net assets available for benefits at end of year	$706,171,284

See accompanying notes to financial statements.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of Plan

The following description of the TRW Automotive 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.

General

The Plan is a defined-contribution benefit plan designed to provide eligible employees of a participating plant, division, subsidiary, or affiliate of TRW Automotive U.S. LLC, the sponsor of the Plan (as applicable, the Company or TRW), with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Salaried or nonunion hourly employees of the specified locations in the plan document are eligible to participate in the Plan on the first day of employment with the Company.

Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.

Employee Contributions

Each year, participants may contribute a percentage of pretax annual compensation not to exceed the applicable Internal Revenue Code (IRC) limitations ($17,500 for 2013 and $17,000 for 2012), as well as up to 10% of after-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. For each of 2013 and 2012, a participant who was 50 years old on or before the last day of the plan year-end was eligible to make an additional catch-up contribution of $5,500.

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s investment options. Participants may change their investment options or transfer assets between investment options at any time during the year.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Employer Contributions

The Company matches an amount equal to 100% of the participant’s pretax contribution up to 6% of the participant’s compensation. Matching contributions, which are made in TRW Automotive Holdings Corp. stock, are immediately diversifiable.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, if applicable, and the earnings on the invested contributions. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions and company matching contributions plus actual earnings thereon.

Forfeitures

Nonvested employer contributions of employees who terminated prior to January 1, 2011, became forfeitures of the Plan and will be used to reduce future employer contributions or administrative expenses. Forfeited funds are transferred to the Fidelity Managed Income Portfolio II fund when a nonvested employee takes a distribution. At December 31, 2013 and 2012, respectively, $153,275 and $110,375 of forfeited funds were available.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar month plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service due to retirement, death, or disability, a participant or the participant’s beneficiary may receive a lump-sum amount equal to the vested value of the participant’s account. Financial hardship withdrawals and in-service withdrawals are permitted as defined by the Plan.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

In-service withdrawals are available either from the participant’s after-tax contributions and/or rollover contributions or upon attainment of age 59 1/2 under certain provisions of the Plan.

Administrative Expenses

Certain administrative expenses of the Plan related to loan setup, withdrawals, and qualified domestic relations orders are paid by the participants. All other administrative expenses are paid by the Company.

Company Stock Fund

The Plan invests in common stock of TRW Automotive Holdings Corp.  through its Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by TRW when such rights may be exercised.  By voting, the participants are instructing the plan trustees, plan committee or independent fiduciaries of the plan how to vote shares allocated to such participant.  They will vote the shares in accordance with the participants’ instructions, but are not permitted to vote any allocated shares for which instructions have not been given by a participant. The shares for which voting instructions are not provided by participants are voted by an independent fiduciary

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, distributions to participants and beneficiaries will be made at such time after termination of the Plan as provided by the plan agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2013 and 2012 excess contributions to the applicable participants by March 15, 2014 and 2013, respectively.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

One investment option of the Plan includes investment contracts through a common/collective trust fund (Fidelity Managed Income Portfolio II). This fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II is based on information reported by the issuer of the common-collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The common/collective trust fund is designed to preserve principal and accumulate earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Investments

During the year ended December 31, 2013, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$64,447,861
TRW Common Stock Fund	44,870,951
$109,318,812

Individual investments that represented 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2013	2012

Dodge & Cox Stock Fund	$36,632,637	**
Fidelity Managed Income Portfolio II Fund	53,414,651	47,255,688
Hartford MidCap Fund	61,502,300	40,438,862
ING Small Company Fund	52,510,400	36,803,797
PIMCO Total Return Fund — Administrative Class	78,858,159	82,019,262
Spartan 500 Index Institutional Fund	37,024,579	**
TRW Common Stock Fund*	149,285,041	130,509,361

*Participant- or nonparticipant-directed

** Investment option less than 5% of net assets for period presented

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Nonparticipant-Directed Investments

The TRW Common Stock Fund is participant- and nonparticipant- directed. Information about the net assets and the significant components of changes in net assets related to this fund is as follows:

	December 31
	2013	2012

TRW Common Stock Fund	$149,285,041	$130,509,361

Year Ended December 31, 2013
Change in net assets:
Contributions	$22,164,054
Net realized and unrealized appreciation in fair value	44,870,951
Exchange in	26,464,027
Distributions	(9,172,825)
Exchange out	(65,754,502)
Other	203,975
$18,775,680

4. Fair Value Measurements

The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy.  This hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs as follows:

Level 1. Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs are other than quoted prices that are observable for the asset or liability, either directly or indirectly.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 3. Unobservable inputs are supported by little or no market activity.  The unobservable inputs represent the Company’s best assumptions of how market participants would price the assets or liabilities.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest-level input that is significant to the fair value measure in its entirety.

The following valuation techniques and inputs were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.

Mutual funds: Valued at quoted market prices, which represent net asset value (NAV) of shares held by the Plan at year-end.

Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year.

The TRW Common Stock Fund invests in TRW Automotive Holdings Corp. common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions; however, no such reserves existed as of December 31, 2013 and 2012. TRW common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year, which represents the value of the fund as of December 31, 2013 and 2012.

Common/collective trust fund: Valued at NAV provided by the administrators of the funds. The NAV is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,843	$—	$—	$1,843
Mutual funds:
Domestic equities	283,196,348	—	—	283,196,348
International equities	46,911,409	—	—	46,911,409
Lifecycle funds	77,224,672	—	—	77,224,672
Money market	20,639	—	—	20,639
Bonds fund	78,858,159	—	—	78,858,159
Self directed brokerage accounts — mutual funds:
Bonds	1,116,900	—	—	1,116,900
Domestic equities	3,453,511	—	—	3,453,511
International equities	893,060	—	—	893,060
Money markets	1,545,886	—	—	1,545,886
Common/collective trust fund	—	53,414,651	—	53,414,651
TRW Common Stock Fund	149,285,041	—	—	149,285,041
Total investments at fair value	$642,507,468	$53,414,651	$—	$695,922,119

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,326	$—	$—	$1,326
Mutual funds:
Domestic equities	189,132,294	—	—	189,132,294
International equities	32,181,396	—	—	32,181,396
Lifecycle funds	48,666,025	—	—	48,666,025
Bonds fund	82,019,262	—	—	82,019,262
Self directed brokerage accounts — mutual funds:
Bonds	807,352	—	—	807,352
Domestic equities	795,544	—	—	795,544
International equities	116,832	—	—	116,832
Money markets	620,751	—	—	620,751
Common/collective trust fund	—	47,255,688	—	47,255,688
TRW Common Stock Fund	130,509,361	—	—	130,509,361
Total investments at fair value	$484,850,143	$47,255,688	$—	$532,105,831

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

Certain plan investments are units of participation in a common/collective trust fund and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive U.S. LLC is the plan sponsor and, therefore, transactions in shares of its Parent TRW Automotive Holdings Corp.’s stock also qualify as party-in-interest transactions. These transactions are exempt from the prohibited transactions rules under ERISA.

6. Risks and Uncertainties

The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, foreign currency exchange, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The most recent determination letter received from the IRS was dated December 12, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.

TRW Automotive 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status (continued)

The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits as reported in the Plan’s financial statements	$706,171,284	$542,298,326
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	751,886	1,281,560
Net assets available for the benefits pursuant to Form 5500	$706,923,170	$543,579,886

The following is a reconciliation of net gain from investments:

Year Ended December 31, 2013

Interest and dividends as reported in the Plan’s financial statements	$18,310,123
Net realized and unrealized appreciation in fair value of investments as reported in the Plan’s financial statements	109,318,812
Net investment gain from investments as reported in the financial statements	127,628,935
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(529,674)
Net investment gain from investments as reported in the Form 5500	$127,099,261

Supplemental Schedules

TRW Automotive 401(k) Savings Plan

EIN #14-1857697     Plan #001

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments	Historical Cost	Current Value

American Funds	American Funds EuroPacific Growth Fund — Class R5	$	$31,241,675

Brokerage Accounts	Self Directed Brokerage Account		7,009,357

Dodge & Cox	Dodge & Cox Balanced Fund		28,398,691
	Dodge & Cox Stock Fund		36,632,637
	Dodge & Cox International Stock		15,669,732

DWS	DWS RREEF Real Estate Securities Fund		13,694,602

Fidelity*	Fidelity Capital Appreciation Fund		28,217,350
	Fidelity Freedom K Income Fund		3,042,581
	Fidelity Freedom K 2000 Fund		956,556
	Fidelity Freedom K 2005 Fund		656,773
	Fidelity Freedom K 2010 Fund		2,082,950
	Fidelity Freedom K 2015 Fund		6,077,000
	Fidelity Freedom K 2020 Fund		11,559,036
	Fidelity Freedom K 2025 Fund		14,559,780
	Fidelity Freedom K 2030 Fund		12,753,872
	Fidelity Freedom K 2035 Fund		9,795,383
	Fidelity Freedom K 2040 Fund		9,620,839
	Fidelity Freedom K 2045 Fund		2,383,114
	Fidelity Freedom K 2050 Fund		2,754,824
	Fidelity Freedom K 2055 Fund		981,964
	Fidelity Managed Income Portfolio II		53,414,651
	Spartan 500 Index Institutional Fund		37,024,579

Hartford	Hartford MidCap Fund		61,502,300

ING	ING Small Company Fund		52,510,400

PIMCO	PIMCO Total Return Fund — Administrative Class		78,858,159

TRW Automotive*	TRW Common Stock Fund	66,797,446	149,285,041

Vanguard	Vanguard Prime Money Market		20,639

Victory	Victory Diversified Stock — Class A		25,215,791
		66,797,446	695,920,276

Other	Interest-bearing cash		1,843

Participants*	Participant loans, interest rates range from 3.25% to 9.25%, with various maturity dates		10,478,473
Total assets held		$66,797,446	$706,400,592

*Parties in interest.

Note: Historical cost information is disclosed for the TRW Stock Fund since investments can be either participant- or nonparticipant-directed. Historical cost information is not disclosed for all other investments since they are solely participant-directed.

TRW Automotive 401(k) Savings Plan

EIN #14-1857697     Plan #001

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2013

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Selling Price	Purchase Price	Cost of Assets	Net Gain (Loss)

Category (iii) — Any transaction within the plan year involving securities of the same issue, if within the plan year, any series of transactions with respect to such securities, when aggregated, involves an amount in excess of 5% of the current value of plan assets.

Fidelity	TRW Stock Fund	$41,116,502	$—	$22,696,411	$18,420,091
Fidelity	TRW Stock Fund	$—	$24,407,798	$—	$—

There were no category (i), (ii), or (iv) reportable transactions during the plan year.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive 401(k) Savings Plan
(Name of Plan)

By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Date: June 27, 2014	Vice President and Chief Financial Officer
TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.

ANNUAL REPORT ON FORM 11-K

INDEX TO EXHIBITS

Exhibit Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm